EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 26,	September 27,
In millions	2010	2009
Earnings
Earnings before income taxes and noncontrolling interests	$1,087	$266
Add:
Fixed charges	74	64
Amortization of capitalized interest	3	3
Distributed income of equity investees	150	192
Less:
Equity in earnings of investees	239	137
Capitalized interest	4	4
Earnings before fixed charges	$1,071	$384

Fixed charges
Interest expense	$29	$26
Capitalized interest	4	4
Amortization of debt discount	6	2
Interest portion of rental expense (1)	35	32
Total fixed charges	$74	$64

Ratio of earnings to fixed charges	14.5	6.0

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.